CODR-C/1627/2007/DFI
Curitiba, November 20, 2007

Mr. William Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Energy Company of Paraná
      Form 20-F for the Fiscal Year Ended December 31, 2006
      (File No. 001-14668)

Dear Mr. Thompson:

By letter dated September 27, 2007 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2006 as filed on July 16, 2007 (the “2006 Form 20-F”) by Companhia Paranaense de Energia – COPEL (the “Company” or “COPEL”). We have discussed with Sarah Goldberg of the Staff the timetable for responding to the Comment Letter. The Company provides below its responses to the Staff’s comments. Based on the responses set forth in this letter, including the undertakings concerning future filings of the Company on Form 20-F, we believe it will not be necessary to amend the 2006 Form 20-F.

For convenience, we have reproduced below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Note 6. Accounts Receivable, Net, page F-22

(b) Allowance for doubtful accounts, page F-24

1. Please revise to disclose the changes in your allowance for doubtful accounts for all three years for which an audited income statement is provided, either here or in note 33(c). Refer to Item 17(a) of Form 20-F and Rules 5-04 and 12-09 of Regulation S-X.

In future filings on Form 20-F, the financial statements will be revised to include the disclosure of the movement in the provision for doubtful accounts for all three years for which an audited income statement is presented. The presentation will be similar to the movement in doubtful accounts for year ended December 31, 2004 presented in note 6(b) to the December 31, 2005 financial statements included in our Form 20-F for 2005:

	December 31

	2003	Additions (*)	Write-offs	2004

Residential	22,810	54,729	(20,840)	56,699
Industrial	4,533	9,519	(3,526)	10,526
Commercial	5,417	2,188	(5,307)	2,298
Public entities	16,957	-	(1,376)	15,581
Other	2,928	752	(3,457)	223

	52,645	67,188	(34,506)	85,327

Note 9. Deferred Regulatory Assets and Liabilities, page F-26

2. Please disclose the anticipated recovery period of your regulatory assets, either here or in note 33(c).

In future filings on Form 20-F, the footnote "Deferred Regulatory Assets and Liabilities" of the financial statements will be revised to include disclosure of the period of recovery of regulatory assets. The amounts related to "Deferred Regulatory Assets and Liabilities" classified as non current at the balance sheet date are related to deferred costs and have an anticipated recovery period of within two years of the balance sheet date.

(Cont.)

CODR-C/1627/2007/DFI
(Cont. fl. 02)

Note 33. Summary of Principal Differences between Brazilian GAAP and U.S. GAAP, page F-81

(a) Description of GAAP differences, page F-81

3. We understand that the concession arrangements through which you provide energy generation, transmission and distribution services to customers have finite (albeit renewable) terms. We also understand that when your concessions expire unrenewed, all assets, rights and privileges related to the rendering of the electricity services revert to the Brazilian government. Please tell us and disclose how these terms in your concession arrangements affect your accounting for property, plant and equipment under U.S. GAAP. For example, explain how you consider the concession term in determining depreciation periods. Also explain your consideration of the applicability of SFAS 13 to infrastructure assets that revert to the government at the expiration of your concession agreement. Tell us your perception of the likelihood that you would not be adequately compensated by the government for your net investment in expropriated assets and how this impacts your accounting. Explain any differences between your accounting under U.S. and Brazilian GAAP. We may have further comment.

When concessions expire unrenewed, the property, plant and equipment reverts to the Brazilian government and under Brazilian legislation Copel is required to be reimbursed by the Brazilian government for the amounts of Brazilian GAAP book value of such assets at that time. Under Brazilian GAAP, property, plant and equipment are recorded at construction cost or purchase price and are depreciated over their useful lives. All existing infrastructure assets were acquired by COPEL with none having been received as a result of the concession agreement.

Under US GAAP the individual property, plant and equipment accounting balances may be more or less than the Brazilian GAAP balances due to supplementary accounting for inflation in 1996 and 1997, the capitalization of interest costs related to construction in progress, special obligations, indemnification costs and fair value adjustments on acquisition as described in note 33(a) to the December 31, 2006 financial statements. Under US GAAP property, plant and equipment are depreciated over their useful lives to its salvage or residual value at the end of the concession period. The residual value at the expiration of the concession agreement is the Brazilian GAAP book value of the property, plant and equipment, which is equal to the amount to be reimbursed the Brazilian government at that time.

Copel does not account for the concession under SFAS 13 because the Company is not using any property, plant and equipment owned by the Brazilian Government. The Company has paid in full for and has legal title to all the infrastructure assets and has recorded them as assets under US GAAP. We believe this is appropriate and reflects the substance of the concession agreement. The concession period is usually thirty years for generation, transmission or distribution concessions. The infrastructure assets which have a useful life greater that the remaining concession period are considered as Copel assets until they revert to the Brazilian government. Brazilian legislation ensures that we will be paid the Brazilian GAAP balance of the net assets related to the concession expropriated by the Brazilian Government and this is the amount considered as the residual value at the end of the concession period. We have no reason to believe that we will not be adequately compensated by the Brazilian Government for the residual value of our investments.

4. For each period for which an income statement is presented, please provide a statement of cash flows prepared in accordance with U.S. GAAP or International Accounting Standard No. 7. Refer to the requirements of Item 17(c)(2)(iii) and related instruction number 4 of Form 20-F. If you believe the information provided in note 32 satisfies this disclosure requirement, please explain to us how so and revise your disclosure accordingly to clarify.

(Cont.)

CODR-C/1627/2007/DFI
(Cont. fl. 03)

The cash flow statements presented in note 32 are presented in accordance with Brazilian GAAP. The cash flow classification rules established by the Brazilian GAAP are in line with International Accounting Standards No. 7. In future filings on Form 20-F, we will explicitly state that cash flow statements are presented using the same classification as International Accounting Standards No. 7.

(b) Reconciliation of differences between Brazilian GAAP and U.S. GAAP, page F-92

b(i) Shareholders’ equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP, page F-92

5. In light of your disclosures on page 91 regarding the redemption rights associated with your common and preferred shares, please tell us how you considered the guidance in Rule 5-02.28 of Regulation S-X and EITF Topic D-98 in determining to classify your common and preferred shares as permanent equity under U.S. GAAP. We note that the possibility that any triggering event that is not solely within your control could occur, without regard to probability, would require the shares to be classified outside of permanent equity. Thus, please ensure you address how the events that trigger the right to redemption are solely within your control. We may have further comment.

On page 91 of the 2006 Form 20-F, is described the redemption rights provided by Article 137 of the Brazilian corporate law, which is similar to appraisal rights under Section 262 of the Delaware General Corporation Law and the laws of other U.S. states. This is not a redemption right as that term is generally understood in the United States or as contemplated by Rule 5-02.28 of Regulation S-X, and we believe permanent equity classification is appropriate under the provisions of EITF D-98.

A shareholder is entitled to withdraw from a corporation if a shareholders’ meeting approves any of specified fundamental changes and such shareholder either has voted against the change (if entitled to vote) or is adversely affected (if not entitled to vote). If the shareholders’ vote were to opt for redemption, they would receive an amount equal to book value of their proportionate share of shareholders’ equity based on total outstanding shares at the time of redemption.

We considered the provisions of EITF D-98. Before any of the specified fundamental changes are submitted for shareholders' approval, first the board of directors has to approve such changes. The Company's Board of Directors is elected by our common shareholders, in which the State of Parana has controlling voting rights, and the Class A and Class B preferred shares cannot control the vote of the Board of Directors. Therefore, we concluded that the events that trigger redemption rights are solely within the control of the Company and the equity of the Company is appropriately classified as permanent.

In addition, as appraisal rights, all triggering events depend on the vote of the majority of the outstanding shares of the Company, accordingly they are all within the Company’s control. In future filings on Form 20-F, we will use the term “Right of Withdrawal.”

(c) Additional disclosures required by U.S. GAAP, page F-95

c(i)Retirement Pension Plan, page F-95

6. Please disclose benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. See paragraph 5.f of SFAS 132(R).

The benefits expected to be paid for the next five years and in the aggregate for the five fiscal years thereafter are set forth in the table below. We will include this information in future filings on Form 20-F.

(Cont.)

CODR-C/1627/2007/DFI
(Cont. fl. 04)

Year	Pension Plan	Other Benefits	Total

2007	173,388	36,669	210,057
2008	176,087	37,643	213,730
2009	179,081	38,787	217,868
2010	182,262	40,255	222,517
2011	185,064	41,848	226,912
2012 – 2016	960,374	242,834	1,203,208

7. Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

The plan assets are valued using the fair market value assumptions described below. We will include this information in future filings on Form 20-F.

(a) Equities Securities – represent 25% of the total pension plan assets and are evaluated on market basis based on quoted prices in the Bolsa de Valores de Sao Paulo – BOVESPA (Sao Paulo Stock Exchange).

(b) Real Estate – represent 1.8% of the total pension plan assets and the valuation is determined by periodic fair value valuation based on market prices using an independent appraisal report. These independent appraisers use the following valuation methodologies to value the assets: market values for similar assets or replacement cost.

(c) Loans – represent 1.3% of total pension plan assets and are evaluated based on the present value of cash flows embedded in the loans discounted at an appropriate current market rate. We believe this value represents a fair estimate of their fair market rates.

(d) Fixed Income – represent 71.2% of the total pension plan assets and 100% of the other benefits assets. These are securities which generate interest income based on a percentage of the average daily Brazilian interbank interest rate and are thus considered market rates.

The items above include Debentures and Shares issued by COPEL valued at R$14,895 thousand evaluated using the same basis as above.

Exhibits 12 and 13

8. Please amend your filing to include conformed signature above the signature line at the end of your certifications.

On October 15, 2007, we filed the amendments to exhibits 12 and 13 on Form 20-F/A including a conformed signature above the signature line at the end of our certifications.

* * *

As requested by the Staff, the Company acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosure in its filings;

• staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

(Cont.)

CODR-C/1627/2007/DFI
(Cont. fl. 05)

Thank you for your consideration of the Company’s responses to the Comment Letter. If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2414.

Very truly yours,

Rubens Ghilardi
Chief Executive Officer

cc.: Nicolas Grabar - Cleary Gottlieb Steen & Hamilton LLP
      Deloitte Touche Tohmatsu

DRIN
CODR/ladier/marcia cc.: PRE DFI DRIN
PRT 610099